FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1920, 1188 West Georgia Street

Vancouver, B.C.

V6E 4A2

Item 2.	Date of Material Change

December 22, 2010

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is December 22, 2010.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have increased their investment in Coalhunter Mining Corporation and provide an update on their investment.

Item 5.	Full Description of Material Change

The Issuer provides an update on its investment in Coalhunter Mining Corporation (“Coalhunter”).  The Issuer currently holds approximately 41.4% of Coalhunter, a private corporation, which holds a 75% interest in the Carbon Creek Coking Coal Deposit, located in northeast British Columbia, Canada.

Coalhunter has advised that it has completed drilling 8 verification drillholes, which it anticipates will allow for the preparation of a NI 43-101 compliant resource estimate for the project.  The Carbon Creek deposit was drilled in the 1970’s and early 1980’s by Utah Mines Ltd. (now BHP Billiton) and has a non-43-101 compliant historical resource (details below).  An independent NI 43-101 technical report on the project is now being finalized and Coalhunter understands that it should be completed by the end of January, 2011.  Information in this news release regarding Coalhunter, the Carbon Creek Coal deposit and the NI 43-101 report currently in progress on the property has been supplied by Coalhunter and, while believed to be correct, has not been independently verified by the Issuer.

Increase in Coalhunter Investment by the Cardero

On December 17, 2010, the Issuer participated in a private placement in Coalhunter, and acquired an additional 5,600,000 common shares at a cost of $2,800,000.  This purchase was part of a 14,000,000 shares private placement by Coalhunter which raised total proceeds of $7,000,000.  The Issuer has a right to maintain its interest in Coalhunter on an ongoing basis, and a one-time right to increase its position to 51% in conjunction with the completion of any initial public offering by Coalhunter.  Pursuant to its “top-up” right, the Issuer has the right to acquire an additional 3,608,143 common shares of Coalhunter at a cost of $0.30 per share, for an additional investment of $1,082,442.90, which placement is anticipated to close shortly.  Upon completion of this “top-up” private placement, the Issuer’s interest will increase to 45.5% and it will have the right to maintain this interest going forward.

NI 43-101 Report

The Issuer has been advised by Coalhunter that Norwest Corporation (“Norwest”) is preparing a NI 43-101 compliant technical report on the Carbon Creek deposit, and has completed digital capture of historical data, including definition drilling data, geophysical drill logs, and coal quality analysis.  Between 1970 and 1981, Utah Mines Ltd. completed 296 rotary and diamond drill holes totalling nearly 26,000 metres at an average drill-spacing of 250 metres.  As is normal in the coal industry, geophysical logging was routinely employed by Utah, thereby providing a valuable analysis of coal seam continuity and correlation.  Utah also carried out coal quality analysis, which was determined through analysis of drillhole coal intersections and through bulk analysis of 8,250 short tons coal extracted from adits.  Coalhunter believes that the extensive historical data available for the project effectively positions the Carbon Creek deposit as an advanced project.  All aspects of the 43-101 report are expected to be complete by the end of January, 2011.

Historical Resource Estimate

In 1976, Utah Mines Ltd. quoted an “in-place” coal tonnage of 132.8 million short tonnes (120.47 metric tonnes).  This historical estimate was based on results from 296 drillholes and geophysical drill logs.  Mr. Skender Sulaj, P.Geo, Coalhunter’s Chief Geologist and a qualified person as defined by National Instrument 43-101, has reviewed the available data, and believes that the historic resource estimate was carried out in a professional and competent manner and that the estimated resource most closely responds to the NI 43-101 category of “measured and indicated resources”.  This determination is supported by Mr. Keith Henderson, the Issuer’s Vice-President, Exploration and a qualified person as defined by National Instrument 43-101, who has also reviewed the data.  This historical resource estimate is considered relevant by Coalhunter, both for the purposes of Coalhunter’s decision to acquire the Carbon Creek property and to guide Coalhunter in formulating a resource definition exploration program for the property.  The historical resource is also considered relevant by the Issuer, as it formed the primary justification for the acquisition of the interest in Coalhunter.  However, both Coalhunter and the the Issuer caution that both the Utah Mines Ltd. reports and the included resource estimate were prepared before the introduction of NI 43-101, and are therefore historical in nature and neither Coalhunter nor the Issuer are treating such resources as a current resource under NI 43-101.  Investors are further cautioned that a qualified person has not yet completed sufficient work to be able to verify the historical resources, and therefore they should not be relied upon

Verification Drilling

The Issuer understands that Norwest have completed the construction of a 3D geological model of the deposit.  In order to prepare an initial NI 43-101 compliant resource estimate, Norwest selected 8 verification drillholes.  Norwest has advised Coalhunter that the positive results achieved from the drill program will allow it to complete the initial 43-101 resource estimate for the property on schedule by the end of January, 2011.

Coal Quality

Coalhunter has advised that the NI 43-101 report will include an assessment of the coal quality at Carbon Creek, which will be undertaken by Mr. David Pearson, a leading authority on western Canadian coal quality.  Mr. Pearson will provide a summary of coal quality and the suitability of the Carbon Creek coal to be sold into the seaborne metallurgical coal market.

ABOUT COALHUNTER MINING CORPORATION

Coalhunter is a private British Columbia company which has successfully negotiated a joint venture to explore and, if warranted, develop, certain coal deposits in the Carbon Creek coal field located in British Columbia’s northeast coalfield.  The joint venture property consists of a lease of freehold coal and certain coal licenses issued by the British Colombia government.  Coalhunter will hold a 75% interest in the joint venture and its co-venturer will hold a 25% carried interest.  Coalhunter will be required to fund all exploration, development and mining costs, and the co-venturer will receive 25% of the net proceeds (after recovery by Coalhunter of its capital expenditures and ongoing operating costs).

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the Issuer to acquire advanced stage projects, the potential for the Issuer to acquire additional positions in early stage ventures, any potential value or benefit to the Issuer through its investment in Coalhunter Mining Corporation or other similar investments, business and financing plans and business trends, are forward-looking statements.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik Van Alphen, President & CEO

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

December 24, 2010